EXHIBIT A

(as amended November 17, 2014)

Fund	Available Classes
AmericaFirst Defensive Growth Fund	Class A, Class I, Class U
AmericaFirst Income Trends Fund	Class A, Class I, Class U
AmericaFirst Absolute Return Fund	Class A, Class I, Class U
AmericaFirst Quantitative Strategies Fund	Class A, Class I, Class C
AmericaFirst Seasonal Trends Fund	Class A, Class I, Class U